Agape ATP Corporation

VIA EDGAR

September 19, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Conlon Danberg, Laura Crotty

Re:	Agape ATP Corporation
Registration Statement on Form S-1
Filed July 20, 2020, as amended
File No. 333-239951

Ladies and Gentlemen:

On September 15, 2023, Agape ATP Corporation requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 4:00 p.m. ET on September 19, 2023, or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

/s/ How Kok Choong
How Kok Choong Director, Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Secretary (Principal Executive Officer)

cc:	Loeb & Loeb LLP Hunter Taubman Fischer & Li LLC